Exhibit 99.2

iQIYI Announces US$500 Million Private Placement of Convertible Notes with PAG

BEIJING, China, August 30, 2022 — iQIYI, Inc. (Nasdaq: IQ) (“iQIYI” or the “Company”), an innovative market-leading online entertainment service in China, today announced that the Company has entered into a definitive agreement with PAG Asia, PAG Pegasus and/or their affiliates (collectively, the “Investors”), a leading investment firm in Asia, pursuant to which the Investors will subscribe for an aggregate amount of US$500 million convertible notes (the “Notes”) to be issued by the Company. The Company has granted the Investors an option, exercisable within two months from the closing date of the transaction, to subscribe for an additional amount of up to US$50 million of the Notes, under the same terms and conditions. The transaction is expected to close in the fourth quarter of 2022, subject to closing conditions.

The Notes will bear an interest rate of 6% per annum and will mature on the fifth anniversary of the issuance date. The Notes may be convertible into the Company’s American depositary shares, each currently representing seven Class A ordinary shares of the Company, at the holder’s option and subject to the terms of the Notes, at a conversion premium of 20% above the volume weighted average price of the 20 trading days prior to, and including, August 29, 2022. Holders of the Notes have the right to require the Company to repurchase for cash all or part of their Notes, at a repurchase price equal to 120% and 130% of the principal amount of the Notes on or shortly after the third anniversary of the issuance date and the fifth anniversary of the issuance date, respectively. Holders also have the right to require the Company to repurchase for cash all or part of their Notes in the event of certain fundamental changes. Upon closing of the transaction and satisfaction of certain condition, PAG Asia shall be entitled to appoint one member to the board of directors of the Company.

The issuance of the securities under such transaction is exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”) pursuant to Section 4(a)(2) of the Securities Act regarding transactions not involving a public offering and in an offshore transaction in reliance upon Regulation S under the Securities Act. This press release does not constitute an offer to sell or a solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful.

About iQIYI, Inc.

iQIYI, Inc. is an innovative market-leading online entertainment service in China. Its corporate DNA combines creative talent with technology, fostering an environment for continuous innovation and the production of blockbuster content. We produce, aggregate and distribute a wide variety of professionally produced content, or PPC, as well as a broad spectrum of other video content in a variety of formats. The Company distinguishes itself in the online entertainment industry by its leading technology platform powered by advanced AI, big data analytics and other core proprietary technologies. iQIYI attracts a massive user base with tremendous user engagement, and has developed a diversified monetization model including membership services, online advertising services, content distribution, online games, live broadcasting, IP licensing, talent agency, online literature, etc.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. iQIYI may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about iQIYI’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, further information regarding which is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and iQIYI undertakes no duty to update such information, except as required under applicable law.

For further information, please contact:

Investor Relations

iQIYI, Inc.

+ 86 10 8264 6585

ir@qiyi.com